VIZSLA RESOURCES CORP.

(formerly Vizsla Capital Corp.)

Consolidated Financial Statements

(Expressed in Canadian Dollars)

For the years ended April 30, 2020 and 2019

Independent Auditor's Report

To the Shareholders of Vizsla Resources Corp. (formerly Vizsla Capital Corp.):

Opinion

We have audited the consolidated financial statements of Vizsla Resources Corp. (formerly Vizsla Capital Corp.) and its subsidiaries (the "Company"), which comprise the consolidated statements of financial position as at April 30, 2020 and April 30, 2019, and the consolidated statements of loss and other comprehensive loss, changes in equity and cash flows for the years then ended, and notes to the consolidated financial statements, including a summary of significant accounting policies.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as at April 30, 2020 and April 30, 2019, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

We conducted our audits in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audits of the consolidated financial statements in Canada, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Material Uncertainty Related to Going Concern

We draw attention to Note 1 in the consolidated financial statements, which indicates that the Company had an accumulated deficit of $5,141,223 as at April 30, 2020. As stated in Note 1, these events or conditions, along with other matters as set forth in Note 1, indicate that a material uncertainty exists that may cast significant doubt on the Company's ability to continue as a going concern. Our opinion is not modified in respect of this matter.

Other Information

Management is responsible for the other information. The other information comprises Management's Discussion and Analysis.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audits of the consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audits or otherwise appears to be materially misstated. We obtained Management's Discussion and Analysis prior to the date of this auditor's report. If, based on the work we have performed on this other information, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Company's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company's financial reporting process.

Auditor's Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

• Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

• Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control.

• Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

• Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Company to cease to continue as a going concern.

• Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

• Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Company to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audits and significant audit findings, including any significant deficiencies in internal control that we identify during our audits.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

The engagement partner on the audit resulting in this independent auditor's report is Jenny Lee.

Vancouver, British Columbia
August 27, 2020	Chartered Professional Accountants

Suite 2200, MNP Tower, 1021 West Hastings Street, Vancouver, British Columbia, V6E 0C3, Phone: (604) 685-8408, 1 (877) 688-8408

VIZSLA RESOURCES CORP.

(formerly Vizsla Capital Corp.)

Consolidated Statements of Financial Position
Expressed in Canadian dollars

	April 30,	April 30,
As at	2020	2019
	$	$

ASSETS

Current assets
Cash	2,583,910	150,222
Tax receivables	262,943	23,699
Prepaid expenses	106,344	6,825
Due from related parties (Note 9)	-	5,000
Loan receivable (Note 5)	-	65,900

Total current assets	2,953,197	251,646

Property, plant and equipment (Note 6)	38,769	2,209
Exploration and evaluation assets (Note 7)	6,647,715	1,357,467

Total assets	9,639,681	1,611,322

LIABILITIES

Current liabilities
Accounts payable and accrued liabilities	117,662	62,721
Due to related parties (Note 9)	25,253	5,500

Total current liabilities	142,915	68,221

Flow-through shares premium liability (Note 8d)	-	4,867

Total liabilities	142,915	73,088

SHAREHOLDERS' EQUITY

Share capital (Note 8)	12,202,496	2,183,961

Reserves	2,126,899	288,466

Share to be issued (Note 7)	308,594	-

Deficit	(5,141,223)	(934,193)

Total shareholders' equity	9,496,766	1,538,234

Total liabilities and shareholders' equity	9,639,681	1,611,322

Note 1 - Nature of operations and going concern
Note 15 - Commitment
Note 16 - Subsequent events

They are signed on the Company's behalf by:

"Michael Konnert"	"Craig Parry"
Director	Director, Chairman

The accompanying notes are an integral part of these consolidated financial statements

VIZSLA RESOURCES CORP.

(formerly Vizsla Capital Corp.)

Consolidated Statements of Loss and Comprehensive Loss

Expressed in Canadian dollars, except for number of shares

	Year	Year
	Ended	Ended
	April 30,	April 30,
	2020	2019
	$	$
General and administrative expenses
Consulting fees	325,009	17,385
Depreciation (Note 6)	5,056	946
Exploration investigation	137,240	27,461
Foreign exchange loss	300,526	-
Insurance	18,425	-
Management fees (Note 9)	517,667	65,091
Marketing	762,051	-
Office and miscellaneous	387,069	29,285
Professional fees	226,969	48,556
Share based compensation (Note 8)	1,444,377	260,130
Transfer agent and filing	87,508	26,561
Travel and promotion	-	29,004

Loss before other items	4,211,897	504,419

Loss on abandonment of mineral property (Note 7c)	-	435,378
Income tax recovery (Note 13)	(4,867)	(50,065)

Net loss and comprehensive loss	4,207,030	889,732

Basic and diluted loss per share	(0.11)	(0.00)

Weighted average number of common shares
- Basic and diluted	39,115,999	11,565,846

The accompanying notes are an integral part of these consolidated financial statements

VIZSLA RESOURCES CORP.

(formerly Vizsla Capital Corp.)
Consolidated Statements of Cash Flows
Expressed in Canadian dollars

	Year	Year
	Ended	Ended
	April 30,	April 30,
	2020	2029
	$	$
Operating activities

Net loss for the year	(4,207,030)	(889,732)
Items not affecting cash:
Depreciation	5,056	946
Share based compensation	1,444,377	260,130
Loss on abandonment of mineral property	-	435,378
Income tax recovery	(4,867)	(50,065)
Changes in non-cash working capital items:
Accounts payable and accrued liabilities	44,664	35,611
Due to/from related parties	24,753	13,824
Receivables	(239,244)	(22,924)
Prepaid expenses	(99,519)	(6,825)

Net cash flows (used in) operating activities	(3,031,810)	(223,657)

Investing activities

Equipment acquired	(41,616)	-
Cash acquired through acquisition	-	44,630
Exploration and evaluation assets investments	(2,009,743)	(293,181)
Loan granted	(998,747)	(65,900)

Net cash flows (used in) investing activities	(3,050,106)	(314,451)

Financing activities

Cash proceeds of common shares issued (net of share issue costs)	8,515,604	597,552

Net cash flows provided by financing activities	8,515,604	597,552

Increase in cash	2,433,688	59,444

Cash, beginning of year	150,222	90,778

Cash, end of year	2,583,910	150,222

Note 10 - Non-cash Investing and Financing Activities

The accompanying notes are an integral part of these consolidated financial statements

VIZSLA RESOURCES CORP. (formerly Vizsla Capital Corp.) Consolidated Statements of Changes in Equity Expressed in Canadian dollars, except for number of shares

	Common shares
	Number	Amount	Reserves	Share to be	Deficit	Total
				issued
		$	$	$	$	$

Balance, April 30, 2018	5,750,001	299,000	-	-	(44,461)	254,539

Shares issued pursuant to Initial Public Offering	5,083,333	800,000	-	-	-	800,000
Shares issuance costs	-	(272,539)	28,336	-	-	(244,203)
Flow through share premium	-	(37,500)	-	-	-	(37,500)
Shares issued for mineral property	200,000	30,000	-	-	-	30,000
Shares issued upon acquisition of Northbase Resources Inc.	9,100,001	1,365,000	-	-	-	1,365,000
Share based compensation	-	-	260,130	-	-	260,130
Net loss and comprehensive loss for the year	-	-	-	-	(889,732)	(889,732)

Balance, April 30, 2019	20,133,335	2,183,961	288,466	-	(934,193)	1,538,234

Shares issued pursuant to private placement	28,244,768	7,874,438	125,262	-	-	7,999,700
Shares issued pursuant to exercise of warrants and options	4,267,245	1,073,617	-	-	-	1,073,617
Shares issued upon acquisition of Canam Alpine Ventures Ltd.	6,250,000	1,896,987	-	-	-	1,896,987
Share issuance costs - cash	-	(557,713)	-	-	-	(557,713)
Share issuance costs - finders warrants	-	(268,794)	268,794	-	-	-
Share to be issued	-	-	-	308,594	-	308,594
Stock based compensation	-	-	1,444,377	-	-	1,444,377
Net loss and comprehensive loss for the year	-	-	-	-	(4,207,030)	(4,207,030)

Balance, April 30, 2020	58,895,348	12,202,496	2,126,899	308,594	(5,141,223)	9,496,766

The accompanying notes are an integral part of these consolidated financial statements

VIZSLA RESOURCES CORP. (formerly Vizsla Capital Corp.) Notes to Consolidated Financial Statements For the Years Ended April 30, 2020 and 2019 Expressed in Canadian dollars

1. Nature and Continuance of Operations and Going Concern

The Company was incorporated on September 26, 2017 under the Business Corporations Act (British Columbia) under the name Vizsla Capital Corp. On March 6, 2018, the Company changed its name to Vizsla Resources Corp. The Company's principal business activity is the exploration of mineral properties. The Company currently conducts substantially all of its operations in Canada and in Mexico as one business segment.

The head office and principal address of the Company is located at 1001- 1030 West Georgia Street, Vancouver, B.C., V6E 3B9.

The Company has not yet determined whether its properties contain ore reserves that are economically recoverable. The recoverability of the amounts shown for mineral properties and exploration costs is dependent upon the existence of economically recoverable ore reserves, the ability of the Company to obtain necessary financing to complete the exploration and development of its properties, and upon future profitable production or proceeds from the disposal of properties.

These consolidated financial statements have been prepared using accounting principles applicable to a going concern which assumes the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business rather than through a process of forced liquidation. The Company emphasises that attention should be drawn to matters and conditions that indicate the existence of a material uncertainty that may cast significant doubt about the Company's ability to continue as a going concern. The most significant of these being the Company's ability to carry out its business objectives dependent on the Company's ability to receive continued financial support from related parties, to obtain public equity financing, or to generate profitable operations in the future. Other uncertainties include the fact that the Company is currently in the exploration stage for its interests in the Blueberry property in British Columbia, Canada and the Panuco-Copala property in Mexico (see Note 7), the economic viability of which have not been fully assessed. The Company has not yet determined whether these properties contain reserves that are economically recoverable. The recoverability of capitalized costs on the Blueberry property and Panuco-Copala property is uncertain and dependent upon projects achieving commercial production or sale. The outcome of these matters cannot be predicted at this time. The Company is considering a number of alternatives to secure additional capital including obtaining funding facilities or equity financings. Although management intends to secure additional financing there is no assurance management will be successful or that it will establish future profitable operations. These factors together raise substantial doubt about the Company's ability to continue as a going concern.

	April 30,	April 30,
	2020	2019
Deficit	$(5,141,223)	$(934,193)
Working capital	$2,810,282	$183,425

If the going concern assumption was not appropriate for these consolidated financial statements then adjustments would be necessary to the carrying value of assets and liabilities, the reported expenses and the consolidated statements of financial position classifications used and such amounts would be material. Accordingly, these financial statements do not give effect to adjustments, which could be material, to the carrying values and classification of assets and liabilities, which may be required should the Company be unable to continue as a going concern.

VIZSLA RESOURCES CORP. (formerly Vizsla Capital Corp.) Notes to Consolidated Financial Statements For the Years Ended April 30, 2020 and 2019 Expressed in Canadian dollars

1. Nature and Continuance of Operations and Going Concern (cont'd…)

The recent outbreak of the coronavirus, also known as "COVID-19", has spread across the globe and is impacting worldwide economic activity. Conditions surrounding the coronavirus continue to rapidly evolve and government authorities have implemented emergency measures to mitigate the spread of the virus. The outbreak and the related mitigation measures may have an adverse impact on global economic conditions as well as on the Company's business activities as it can result in operating, supply chain and project development delays that can materially adversely affect the operations of the Company. Operations at the Panuco-Copala property could be further suspended as actions are taken in an effort to combat the spread of COVID-19. If the exploration or development of the Panuco-Copala property is further suspended or delayed, it may have a material adverse impact on Vizsla's results of operations, financial condition and the trading price of its common shares. The extent to which the coronavirus may impact the Company's business activities will depend on future developments, such as the ultimate geographic spread of the disease, the duration of the outbreak, travel restrictions, business disruptions, and the effectiveness of actions taken in Canada and other countries to contain and treat the disease. These events are highly uncertain and as such, the Company cannot determine their financial impact at this time.

2. Basis of Presentation

The consolidated financial statements have been prepared in accordance with International Accounting Standard ("IFRS") issued by the International Accounting Standards Board ("IASB") and Interpretations of the International Financial Reporting Interpretations Committee ("IFRIC").

These consolidated financial statements have been prepared on a historical cost basis except for certain financial instruments which are measured at their fair value as explained in the accounting policies set out below.

In addition, these consolidated financial statements have been prepared using the accrual basis of accounting other than the consolidated statements of cash flows.

The consolidated financial statements were approved by the Board of Directors of the Company on August 27, 2020.

3. Significant Accounting Policies

The significant accounting policies set out below have been applied consistently to all periods presented in the consolidated financial statements other than the newly adopted accounting policies as stated below:

Adoption of new accounting standards

IFRS 16 Leases

On January 13, 2016, the International Accounting Standards Board published a new standard, IFRS 16, Leases, eliminating the current dual accounting model for lessees, which distinguishes between on-balance sheet finance leases and off-balance sheet operating leases. Under the new standard, a lease becomes an on-balance sheet liability that attracts interest, together with a new right-of-use asset. In addition, lessees will recognize a front-loaded pattern of expense for most leases, even when cash rentals are constant. IFRS 16 is effective for annual periods beginning on or after January 1, 2019, with earlier adoption permitted. The Company adopted IFRS 16 effective from May 1, 2019 using modified retrospective approach. The adoption does not have impact on the Company's consolidated financial statements.

VIZSLA RESOURCES CORP. (formerly Vizsla Capital Corp.) Notes to Consolidated Financial Statements For the Years Ended April 30, 2020 and 2019 Expressed in Canadian dollars

3. Significant Accounting Policies (cont'd…)

IFRS 9 Financial Instruments (Amendments)

In October 2017, the International Accounting Standards Board issued amendments to IFRS 9 Financial Instruments, incorporated into Part I of the CPA Canada Handbook - Accounting by the Accounting Standards Board (AcSB) in November 2017, to address the classification of certain prepayable financial assets.

The amendments clarify that a financial asset that would otherwise have contractual cash flows that are solely payments of principal and interest but do not meet that condition only as a result of a prepayment feature with negative compensation may be eligible to be measured at either amortized cost or fair value through other comprehensive income. This classification is subject to the assessment of the business model in which the particular financial asset is held as well as consideration of whether certain eligibility conditions are met. The amendments are adopted on May 1, 2019. The adoption of this standard did not have material impact on the Company's consolidated financial statements.

IFRIC 23 Uncertainty over Income Tax Treatments

The Company adopted IFRIC 23 on May 1, 2019 with retrospective application. IFRIC 23 clarifies the recognition and measurement requirements when there is uncertainty over income tax treatments. The effect of uncertain tax treatments is recognized at the most likely amount or expected value. The adoption of IFRIC 23 did not have any impact on the Company's financial results or disclosures.

Basis of consolidation

These consolidated financial statements incorporate the financial statements of the Company and the subsidiaries controlled by the Company.

The principal subsidiaries of the Company, which are accounted for under the consolidation method, are as follows:

Entity	Principal	Country of	Ownership	Ownership
	activities	incorporati	interest as	interest as
		on and	at April 30,	at April 30,
		operation	2020	2019

Northbase Resources Inc.	Exploring	Canada	100%	100%
	evaluating
	mineral
	properties
Canam Alpine Ventures Ltd.	Holding Co	Canada	100%	0%
Minera Canam SA DE CV	Exploring	Mexico	100%	0%
	evaluating
	mineral
	properties
Operaciones Canam Alpine SA DE CV	Inactive	Mexico	100%	0%

VIZSLA RESOURCES CORP. (formerly Vizsla Capital Corp.) Notes to Consolidated Financial Statements For the Years Ended April 30, 2020 and 2019 Expressed in Canadian dollars

3. Significant Accounting Policies (cont'd…)

Subsidiaries are all entities (including structured entities) over which the group has control. The group controls an entity when the group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the group. They are deconsolidated from the date that control ceases. All significant intercompany transactions and balances have been eliminated.

Foreign Currency Translation

i) Functional and Presentation Currency

Items included in the financial statements of each consolidated entity in Vizsla Resources Corp.'s group are measured using the currency of the primary economic environment in which the entity operates (the "functional currency"). The functional currency of the Company and its Canadian subsidiaries is Canadian dollars ("CAD"), the functional currency of the Company's Mexican subsidiaries is Mexican Peso ("MXD"). The consolidated financial statements are presented in Canadian dollars ("CAD"), which is the Company's presentation currency.

For the purpose of presenting these consolidated financial statements, entities that have a functional currency different from the presentation currency ("foreign operations") are translated into CAD as follows:

- Assets and liabilities: at the closing rate at the date of the statement of financial position; and

- Income and expenses: at the average rate for the period (as this is considered a reasonable approximation of actual rates prevailing at the transaction dates).

Exchange differences arising, if any, are recognized in other comprehensive income and accumulated in equity. When an entity disposes of its entire interest in a foreign operation, or loses control, or significant influence over a foreign operation, the foreign currency gains or losses accumulated in other comprehensive income related to the foreign operation are recognized in profit or loss. If an entity disposes part of an interest in a foreign operation which remains a subsidiary, a proportionate amount of foreign currency gains or losses accumulated in other comprehensive income related to the subsidiary is reallocated between controlling and non-controlling interests.

ii) Transactions and Balances

In preparing the financial statements of each individual Vizsla Resources Corp. entity, transactions in currencies other than the entity's functional currency ("foreign currency") are recognized at the rates of exchange prevailing at the date of the transactions. At the end of each reporting period, monetary items denominated in foreign currencies are retranslated at the rates prevailing at that date. Non- monetary items carried at fair value that are denominated in foreign currencies are retranslated at the rates prevailing at the date when the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

Exchange differences on monetary items are recognized in profit or loss in the period in which they arise except for the exchange differences on monetary items receivable from or payable to a foreign operation for which settlement is neither planned nor likely to occur (therefore forming part of the net investment in the foreign operation), which are recognized initially in other comprehensive income and reclassified from equity to profit or loss on repayment of the monetary items.

VIZSLA RESOURCES CORP. (formerly Vizsla Capital Corp.) Notes to Consolidated Financial Statements For the Years Ended April 30, 2020 and 2019 Expressed in Canadian dollars

3. Significant Accounting Policies (cont'd…)

Cash

Cash consists of cash on hand and deposits in banks with no restrictions.

Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation and accumulated impairment losses. Cost includes expenditures that are directly attributable to the acquisition of the asset. Subsequent costs are included in the asset's carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost can be measured reliably.

The major categories of property, plant and equipment are depreciated on a straight-line basis as follows:

Mining Equipment	30%
Office Equipment	30%
Computer Equipment	30%

Impairment losses are included as part of other gains and losses on the consolidated statements of loss and comprehensive loss.

Exploration and evaluation assets

The Company is in the exploration stage with respect to its investment in mineral interests. Accordingly, once a license to explore an area has been secured, the Company follows the practice of capitalizing all costs relating to the acquisition of, exploration for and development of exploration and evaluation assets. Such costs, include, but are not limited to, geological and geophysical studies, exploratory drilling and sampling. At such time as commercial production commences, these costs will be charged to operations on a unit-of-production method based on proven and probable resources. The aggregate costs, related to abandoned exploration and evaluation assets are charged to operations at the time of any abandonment or when it has been determined that there is evidence of a permanent impairment.

Provision for restoration and rehabilitation

A provision for restoration and rehabilitation is recognized when there is a present legal or constructive obligation as a result of exploration and development activities undertaken; it is more likely than not that an outflow of economic benefits will be required to settle the obligation and the amount of the provision can be measured reliably. The estimated future obligation includes the cost of removing facilities, abandoning sites and restoring the affected areas. The provision for future restoration costs is the best estimate of the present value of the expenditure required to settle the restoration obligation at the reporting date. The estimated cost is capitalized into the cost of the related asset and amortized on the same basis as the related assets. If the estimated cost does not relate to an asset, it is charged to earnings in the period in which the event giving raises to the liability occurs.

As at April 30, 2020 and 2019, the Company did not have any provision for restoration and rehabilitation.

VIZSLA RESOURCES CORP. (formerly Vizsla Capital Corp.) Notes to Consolidated Financial Statements For the Years Ended April 30, 2020 and 2019 Expressed in Canadian dollars

3. Significant Accounting Policies (cont'd…)

Related party transactions

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control, related parties may be individuals or corporate entities. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties.

Share capital

Common shares are classified as equity. Transaction costs directly attributable to the issue of common shares and share purchase warrants are recognized as a deduction from equity, net of any tax effects.

Share issue costs

Professional, consulting, regulatory and other costs directly attributable to equity financing transactions are recorded as share issue costs when the financing transactions are completed if the completion of the transaction is considered likely. Otherwise they are expensed as incurred. Share issue costs are charged to share capital when the related shares are issued. Deferred share issue costs related to financing transactions that are not completed are charged to expenses.

Warrants

Proceeds from issuances by the Company of units consisting of shares and warrants are allocated based on the residual method, whereby the carrying amount of the warrants is determined based on any difference between gross proceeds and the estimated fair market value of the shares. If the proceeds from the offering are less than or equal to the estimated fair market value of shares issued, a nil carrying amount is assigned to the warrants.

Flow-through shares

Flow-through shares expenditure deductions for income tax purposes related to exploratory activities funded by flow-through equity instruments are renounced to investors in accordance with income tax legislation. The proceeds from issuance are allocated between the offering of shares and the sale of tax benefits. The allocation is made based on the difference between the quoted price of the existing shares and the amount the investor pays for the shares. A flow through share premium liability is recognized for this difference and included in deferred tax recovery at the time the qualifying expenditures are made.

A deferred tax liability equal to the tax value of flow-through expenditures renounced is recognized once the Company has fulfilled its obligations associated with the renunciation of related flow-through expenditures. In respect of a retrospective renunciation, such obligation is considered to have been fulfilled when eligible expenditures have been incurred and management establishes the intent to make renunciation filings with the appropriate taxation authorities. In respect of prospective renunciation (i.e., a look-back renunciation), the obligation is considered to be fulfilled once related flow-through expenditures have been incurred.

VIZSLA RESOURCES CORP. (formerly Vizsla Capital Corp.) Notes to Consolidated Financial Statements For the Years Ended April 30, 2020 and 2019 Expressed in Canadian dollars

3. Significant Accounting Policies (cont'd…)

Share based payments

The Company grants share-based compensation to directors, officers, employees and service providers. Each tranche in an award is considered a separate award with its own vesting period. The Company applies the fair value method of accounting for share-based payments and the fair value is calculated using the Black-Scholes option pricing model.

Share-based payments for employees and others providing similar services are determined based on the grant date fair value. Share-based payments for non-employees are determined based on the fair value of the goods/services received or fair value of the share-based payment measured at the date on which the Company obtains such goods/services. Compensation expense is recognized over each tranche's vesting period, in earnings or capitalized as appropriate, based on the number of awards expected to vest.

Income taxes

Income tax expense comprises current and deferred tax. Income tax is recognized in the statement of loss and comprehensive loss except to the extent it relates to items recognized directly in equity.

Current tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at year end, adjusted for amendments to tax payable with regards to previous years.

Deferred tax is recognized using the liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized on the initial recognition of assets or liabilities in a transaction that is not a business combination and, at the time of the transaction, affects neither accounting profit nor taxable profit (tax loss). In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the temporary difference can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Earing(Loss) per share

Basic earnings per share are computed using the weighted average number of common shares outstanding during the year. Diluted earnings per share amounts are calculated giving effect to the potential dilution that would occur if securities or other contracts to issue common shares were exercised or converted to common shares using the treasury stock method. If the Company incurs net losses in a fiscal year, basic and diluted losses per share are the same.

VIZSLA RESOURCES CORP. (formerly Vizsla Capital Corp.) Notes to Consolidated Financial Statements For the Years Ended April 30, 2020 and 2019 Expressed in Canadian dollars

3. Significant Accounting Policies (cont'd…)

Financial Instruments

Financial assets

The Company classifies its financial assets in the following categories:

- Fair value through profit or loss (FVTPL)

- Fair value through other comprehensive income (FVTOCI)

- Amortized cost

The determination of the classification of financial assets is made at initial recognition. The Company's accounting policy for each of the categories is as follows:

Financial assets at FVTPL

Financial assets carried at FVTPL are initially recorded at fair value and transaction costs are expensed in the statements of Income (loss) and comprehensive Income (loss). Realized and unrealized gains and losses arising from changes in the fair value of financial assets held at FVTPL are included in the statements of Income (loss) and comprehensive Income (loss).

Financial assets at FVTOCI

Financial assets carried at FVTOCI are initially recognized at fair value plus transaction costs. Subsequently they are measured at fair value, with gains and losses arising from changes in fair value recognized in other comprehensive loss.

Financial assets at amortized cost

A financial asset is measured at amortized cost if the objective is to hold the financial asset for the collection on contractual cash flows and the asset's contractual cash flows are comprised solely of payments of principal and interest. The financial asset is classified as current or non-current based on its maturity date and is initially recognized at fair value and subsequently carried at amortized cost less any impairment. The Company classifies cash and due from related parties and loan receivables in this category.

Impairment of financial assets at amortized cost

The Company recognizes a loss allowance for expected credit losses on financial assets that are measured at amortized cost.

Financial liabilities

The Company classifies its financial liabilities into one of two categories, depending on the purpose for which the liability was incurred. The Company's accounting policy for each category is as follows:

Financial liabilities at FVTPL

This category comprises derivatives or liabilities acquired or incurred principally for the purpose of selling or repurchasing in the near term. They are carried in the statement of financial position at fair value with changes in fair value recognized in the statements of loss and comprehensive loss.

VIZSLA RESOURCES CORP. (formerly Vizsla Capital Corp.) Notes to Consolidated Financial Statements For the Years Ended April 30, 2020 and 2019 Expressed in Canadian dollars

3. Significant Accounting Policies (cont'd…)

Other financial liabilities

This category includes accounts payable and accrued liabilities and due to related parties, which are recognized at amortized cost using the effective interest method.

The effective interest method calculates the amortized cost of a financial liability and allocates interest expense over the corresponding period. The effective interest rate is the rate that discounts estimated future cash receipts over the expected life of the financial liability, or, where appropriate, a shorter period. Transaction costs in respect of financial liabilities at fair value through profit or loss are recognized in the statements of operations and comprehensive loss immediately while transaction costs associated with other financial liabilities are included in the initial measurement of the financial liability.

The financial assets are derecognized when the contractual rights to the cash flows from the financial asset expire, or it transfers the rights to receive the contractual cash flows in a transaction in which substantially all of the risks and rewards of ownership of the financial asset are transferred or in which the Company neither transfers nor retains substantially all of the risks and rewards of ownership and it does not retain control of the financial asset. Financial liabilities are derecognized when its contractual obligations are discharged or cancelled, or expire. The Company also derecognizes a financial liability when its terms are modified and the cash flows of the modified liability are substantially different, in which case a new financial liability based on the modified terms is recognized at fair value.

Standards issued but not yet effective

The new standards or amendments issued but not yet effective are either not applicable or not expected to have a significant impact on the Company's consolidated financial statements.

4. Significant Accounting Judgments and Estimates

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates, and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses, and related disclosure. Estimates and assumptions are continuously evaluated and are based on management's experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Judgment is used mainly in determining how a balance or transaction should be recognized in the financial statements. Estimates and assumptions are used mainly in determining the measurement of recognized transactions and balances. Actual results may differ from these estimates.

Significant areas where management's judgment has been applied include:

• Impairment of exploration and evaluation assets (E&E assets)

In accordance with the Company's accounting policy, the Company's E&E assets are evaluated every reporting period to determine whether there are any indications of impairment. If any such indication exists, which is often judgmental, a formal estimate of recoverable amount is performed and an impairment loss is recognized to the extent that the carrying amount exceeds the recoverable amount. The recoverable amount of an asset or cash generating group of assets is measured at the higher of fair value less costs to sell and value in use.

VIZSLA RESOURCES CORP. (formerly Vizsla Capital Corp.) Notes to Consolidated Financial Statements For the Years Ended April 30, 2020 and 2019 Expressed in Canadian dollars

4. Significant Accounting Judgments and Estimates (cont'd…)

The evaluation of asset carrying values for indications of impairment includes consideration of both external and internal sources of information, including such factors as market and economic conditions, metal prices, future plans for the Company's mineral properties and mineral resources and/or reserve estimates.

Management has assessed for impairment indicators for the Company's E&E assets and has concluded that no indicators of impairment were identified, and the Company plans to continue with its objective of developing the Blueberry Mineral Property and Panuco - Copala Property.

• The assessment of the Company's ability to continue as a going concern and to raise sufficient funds to pay for its ongoing operating expenditures, meet its liabilities for the ensuring year as they fall due, and to fund planned and contractual exploration programs, involves judgment based on historical experience and other factors including expectation of future events that are believed to be reasonable under the circumstances.

• The acquisition of a company may result in the reporting of the acquisition as a business combination or an asset acquisition as defined within IFRS. Judgment is required to determine the basis of accounting for the acquisition.

Significant areas requiring the use of management estimates and assumptions include:

• Fair value calculation of share-based payments

The fair value of share-based payments in relation to the warrants and options granted is calculated using a Black Scholes option pricing model. There are a number of estimates used in the calculation such as the expected option life, rate of forfeiture of options granted, risk-free interest rate used and the future price volatility of the underlying security which can vary from actual future events. The factors applied in the calculation are management's best estimates based on industry average and future forecasts.

• Assessing whether deferred tax assets and liabilities are recognized in accordance with IAS 12, Income taxes.

Provisions for income taxes are made using the best estimate of the amount expected to be paid based on a qualitative assessment of all relevant factors. The Company reviews the adequacy of these provisions at the end of the reporting period. However, it is possible that at some future date an additional liability could result from audits by taxing authorities. Where the final outcome of these tax-related matters is different from the amounts that were originally recorded, such differences will affect the tax provisions in the period in which such determination is made.

• Acquisition of a company requires substantially all identifiable assets, liabilities and contingent considerations to be recorded at the date of acquisition at their respective fair values which requires significant judgement and estimation. Assumptions have been made by management regarding the likelihood of meeting future milestones. Discount rates applied are consistent with external industry information reflecting the risk associated with the voluntary pooling restrictions.

VIZSLA RESOURCES CORP. (formerly Vizsla Capital Corp.) Notes to Consolidated Financial Statements For the Years Ended April 30, 2020 and 2019 Expressed in Canadian dollars

5. Loan Receivable

On April 15, 2019, the Company entered into a loan agreement whereby it loaned $65,900 to Canam Alpine Ventures Ltd. ("Canam"). The loan bears interest at 3% per annum, is secured through a general security agreement with the borrower and matures on April 15, 2020.

During the period from May 1, 2019 to November 5, 2019, the acquisition date of the Company acquired all of the issued and outstanding common shares of Canam, the Company loaned additional $998,747 in aggregate to Canam. The loans bear interest at 3% per annum and mature in one year since the loan grant date.

The total loan receivable of $1,064,647 was effectively settled upon the acquisition of Canam on November 5, 2019 (Note 7b).

6. Property, Plant and Equipment

		Office	Computer
Cost:	Mining Equipment	Equipment	Equipment	Total
April 30, 2018	$-	$-	$3,155	$3,155
Additions	-	-	-	-
April 30, 2019	-	-	3,155	3,155
Additions	37,059	2,111	2,446	41,616
April 30, 2020	$37,059	$2,111	$5,601	$44,771

		Office	Computer
Depreciation:	Mining Equipment	Equipment	Equipment	Total
April 30, 2018	$-	$-	$-	$-
Additions	-	-	946	946
April 30, 2019	-	-	946	946
Additions	3,618	633	805	5,056
April 30, 2020	$3,618	$633	$1,751	$6,002

Net Book Value:	Mining	Office	Computer
	Equipment	Equipment	Equipment	Total
April 30, 2019	$-	$-	$2,209	$2,209
April 30, 2020	$33,441	$1,478	$3,850	$38,769

7. Exploration and Evaluation Assets

Exploration and evaluation assets are summarized in the table below:

	April 30,	April 30,
	2020	2019
Northbase Resources Inc. - Blueberry Property (a)	$1,457,886	$1,357,467
Canam Alpine Ventures Ltd. - Panuco-Copala property (b)	5,189,829	-
	$6,647,715	$1,357,467

VIZSLA RESOURCES CORP. (formerly Vizsla Capital Corp.) Notes to Consolidated Financial Statements For the Years Ended April 30, 2020 and 2019 Expressed in Canadian dollars

7.Exploration and Evaluation Assets (cont'd…)

a. Acquisition of Northbase Resources Inc.

On January 16, 2019, pursuant to a definitive share exchange agreement dated December 17, 2018, the Company acquired all of the issued and outstanding common shares of Northbase Resources Inc. ("Northbase") a private British Columbia company which controls a district-scale (20,265 hectare) land package known as the Blueberry Property in the Babine porphyry copper district in central British Columbia. Under the terms of the acquisition, the holders of Northbase shares received one common share of the Company in exchange for each Northbase share held.

The Company issued an aggregate 9,100,001 common shares in connection with the acquisition at a fair value of $0.15 per common share (Note 8). The shares are subject to a four month hold period.

The transaction was accounted for as an asset acquisition. The purchase consideration was as follows:

Share consideration	$1,365,000
Transaction costs	15,612
Consideration given	$1,380,612

The allocation of the purchase price to the assets acquired and liabilities assumed was based upon estimated fair value at the date of acquisition as below:

Cash	$44,630
Accounts payable and accrued liabilities	(21,485)
Exploration and evaluation asset	1,357,467
Net assets acquired	$1,380,612

Blueberry Property

Cost related to the properties can be summarized as follows:

	Balance,		Balance,		Balance,
	April 30,		April 30,		April 30,
	2018	Additions	2019	Additions	2020
	$	$	$	$	$
Acquisition costs
Shares	-	1,357,467	1,357,467	-	1,357,467
	-	1,357,467	1,357,467	-	1,357,467
Exploration costs
Analysis	-	-	-	15,365	15,365
Equipment	-	-	-	13,800	13,800
Geophysical consulting	-	-	-	45,499	45,499
Project management	-	-	-	6,130	6,130
Travel, supplies and field expenses	-	-	-	19,625	19,625
	-	-	-	100,419	100,419
Balance	-	-	-	100,419	1,457,886

VIZSLA RESOURCES CORP. (formerly Vizsla Capital Corp.) Notes to Consolidated Financial Statements For the Years Ended April 30, 2020 and 2019 Expressed in Canadian dollars

7. Exploration and Evaluation Assets (cont'd…)

b. Acquisition of Canam Alpine Ventures Ltd.

On November 5, 2019, pursuant to a definitive share exchange agreement (the "Agreement") dated September 13, 2019, the Company acquired all of the issued and outstanding common shares of Canam Alpine Ventures Ltd.("Canam"), a private British Columbia company. Canam owns two subsidiaries in Mexico, Minera Canam SA DE CV and Operaciones Canam Alpine SA DE CV.

According to the Agreement, the Company agreed to pay the consideration of $45,000 cash ($30,000 not paid) and issue 6,000,000 common shares (issued) and 12,000,000 Milestone Shares on the occurrence of milestone events as follows:

- Milestone event 1: Upon exercise of any defined options by Canam, the Company will issue 6,500,000 common shares;

- Milestone event 2: Upon definition of a resource greater than 200,000 gold equivalent ounces, the Company will issue 5,500,000 common shares.

In addition, the Company issued 250,000 common shares at the closing of the transaction and agreed to issue an additional 250,000 common shares on each occurrence of Millstone event 1 and 2 for a total of 750,000 common shares as finders' fees. As of April 30, 2020, neither of the above milestone events occurred.

The Company recorded $296,250 and $12,345 as contingent consideration in relation to the two milestone events and related finder's fees, respectively, which represented its fair value at the date of acquisition and was classified as shares to be issued, representing the fair value at the date of acquisition of the fixed number of shares that are required to be issued based on the milestones. The contingent consideration will not be remeasured and settlement is accounted for in equity.

The transaction was accounted for as an asset acquisition. The purchase consideration was as follows:

Cash consideration	$45,000
Share consideration	1,798,237
Share consideration to finders	98,750
Contingent consideration	308,595
Effective settlement of Loans receivable (note 5)	1,064,647
Transaction cost - legal fee	125,190
Total consideration given	$3,440,419

The whole purchase price was allocated to exploration and evaluation asset since Canam has no other asset and liability on the date of acquisition.

Panuco - Copala Property

On August 8, 2019 Canam entered into an option agreement with Minera Rio Panuco SA de CV ("Panuco") whereby the Company can earn a 100% interest in certain concessions and assets by spending USD$2,000,000 in exploration by the second anniversary date of the agreement and paying a cumulative of USD$23,000,000. The option agreement was amended on May 6, 2020 (Note 16).

VIZSLA RESOURCES CORP. (formerly Vizsla Capital Corp.) Notes to Consolidated Financial Statements For the Years Ended April 30, 2020 and 2019 Expressed in Canadian dollars

7. Exploration and Evaluation Assets (cont'd…)

b. Acquisition of Canam Alpine Ventures Ltd. (cont'd…)

On September 9, 2019, Canam entered into option agreement with Silverstone Resources SA de CV ("Copala") whereby the Company can earn a 100% interest in certain concessions and assets by spending USD$1,423,000 in exploration by the second anniversary date of the agreement and paying a cumulative of USD$20,000,000.

Panuco - Copala Property

Costs related to the properties can be summarized as follows:

	Balance,
	April 30,		Balance,
	2019 and		April 30,
	2018	Additions	2020
	$	$	$
Acquisition costs
- Cash	-	45,000	45,000
- Shares issued	-	1,896,987	1,896,987
- Contingent consideration	-	308,595	308,595
- Effective settlement of Loans receivable	-	1,064,647	1,064,647
- Transaction cost	-	125,190	125,190
	-	3,440,419	3,440,419
Exploration costs
Analysis	-	162,056	162,056
Drilling	-	368,376	368,376
Equipment	-	69,283	69,283
Geological Consulting	-	553,226	553,226
Maintenance	-	174,717	174,717
Field Cost	-	357,157	357,157
Travel and Misc.		64,595	64,595
	-	1,749,410	1,749,410
Balance	-	5,189,829	5,189,829

VIZSLA RESOURCES CORP. (formerly Vizsla Capital Corp.) Notes to Consolidated Financial Statements For the Years Ended April 30, 2020 and 2019 Expressed in Canadian dollars

7. Exploration and Evaluation Assets (cont'd…)

b. Acquisition of Canam Alpine Ventures Ltd. (cont'd…)

Following is a summary of the terms of exercising the options:

	Panuco		Copala
	Work	Option	Work	Option
	Commitment	Payment	Commitment	Payment
Milestone	(USD)	(USD)	(USD)	(USD)
On signing	$-	$450,000	$-	$335,575
12 month anniversary of signing	$1,000,000	$-	$711,500	$450,000
24 month anniversary of signing	$1,000,000	$3,050,000	$711,500	$2,134,500
36 month anniversary of signing	$-	$4,000,000	$-	$2,846,000
48 month anniversary of signing	$-	$5,000,000	$-	$3,557,500
60 month anniversary of signing	$-	$5,000,000	$-	$4,269,000
72 month anniversary of signing	$-	$5,500,000	$-	$6,407,425
Total	$2,000,000	$23,000,000	$1,423,000	$20,000,000

c. Kathleen Mountain Property, Princeton Mining Division, British Columbia

During the year ended April 30, 2019, management determined that the property was not viable and terminated the option. As the result, the acquisitions costs and exploration costs in the amount of $435,378 were written off.

8. Share Capital

a) Authorized:

Unlimited number of common shares with no par value.

b) Issued and Outstanding

As at April 30, 2020, 58,895,348 (April 30, 2019: 20,133,335) common shares with no par value were issued and outstanding.

During the year ended April 30, 2020, the Company issued common shares of the Company (the "Shares") as follow:

• On June 6, 2019, the Company completed a private placement, whereby the Company issued an aggregate of 13,192,829 Units of the Company at a price of $0.15 per Unit for gross proceeds of $1,978,924. Each Unit consists of common share and one share purchase warrant exercisable for at $0.25 for a period of 2 years. The fair value of common share component of the Units at the date of issuance was $0.14 being equal to the market price. Therefore, the Company allocated $125,262 to the warrant component. The Company paid a cash fee of $87,150 and issued 621,000 brokers warrants in connection with the financing.

• On November 5, 2019, the Company issued 6,250,000 common shares in connection with the acquisition of Canam Alpine Ventures Ltd (Note 7b).

VIZSLA RESOURCES CORP. (formerly Vizsla Capital Corp.) Notes to Consolidated Financial Statements For the Years Ended April 30, 2020 and 2019 Expressed in Canadian dollars

8. Share Capital (cont'd…)

b) Issued and Outstanding (cont'd…)

• On November 28, 2019, the Company completed a private placement, whereby the Company issued an aggregate of 9,058,500 common shares of the Company at a price of $0.40 per common share for gross proceeds of $3,623,400. The Company paid a cash fee of $291,308 and issued 543,510 compensation options in connection with the financing. Each compensation option is exercisable at $0.40 for a period of two years.

• On December 5, 2019, the Company completed a private placement, whereby the Company issued an aggregate of 941,500 common shares of the Company at a price of $0.40 per common share for gross proceeds of $376,600. The Company paid a cash fee of $22,596 and issued 56,490 compensation options in connection with the financing. Each compensation option is exercisable at $0.40 for a period of two years. In addition, the Company paid a corporate finance fee of $81,318 and issued 200,000 warrants exercisable at $0.40 for a period of two years.

• On December 20, 2019, the Company completed a private placement, whereby the Company issued an aggregate of 5,051,939 common shares of the Company at a price of $0.40 per common share for gross proceeds of $2,020,776. The Company paid a cash fee of $75,341 and issued 88,200 compensation options in connection with the financing. Each compensation option is exercisable at $0.40 for a period of two years.

• During the year ended April 30, 2020, 4,017,245 warrants were exercised for proceeds of $971,117.

• During the year ended April 30, 2020, 250,000 options were exercised for proceeds of $102,500.

During the year ended April 30, 2019, the Company issued common shares of the Company (the "Shares") as follow:

• On September 19, 2018, the Company completed an Initial Public Offering ("IPO", "Offering"), whereby the Company issued an aggregate of 4,333,333 Shares of the Company at a price of $0.15 per Share for gross proceeds of $650,000 and 750,000 flow-through common shares of the Company (the "FT Shares") at a price of $0.20 per FT Share for gross proceeds of $150,000. Each FT Share is a Share of the Company that qualifies as a "flow- through share" within the meaning of the Tax Act.

• The Company paid the agent a cash commission of $56,000, a corporate finance fee of $25,000 cash plus 355,833 Agent's warrants at a fair value of $28,336 (Note 7e). The Company also incurred and paid to the Agent reasonable expenses associated with the offering in the amount of $33,058. Additional share issue costs were incurred for legal, accounting, filing and printing fees associated with the IPO.

• On September 27, 2018, the Company issued 200,000 common shares pursuant to the acquisition of the Kathleen Mountain Property at a fair value of $0.15 per common share (Note 6).

• On January 16, 2019 the Company issued 9,100,001 common shares pursuant to the acquisition of Northbase Resources Inc. at a fair value of $0.15 per common share (Note 6).

VIZSLA RESOURCES CORP. (formerly Vizsla Capital Corp.) Notes to Consolidated Financial Statements For the Years Ended April 30, 2020 and 2019 Expressed in Canadian dollars

8. Share Capital (cont'd…)

c) Escrow shares

As at January 31, 2020, the Company has 4,597,500 common shares held in escrow (April 30, 2019: 7,162,500).

d) Flow-through shares

The Company renounced total proceeds of $150,000 on a look-back basis as of December 31, 2018. As at April 30, 2020, the Company has fully spent (2019: $130,532) of qualified expenditures by December 31, 2019. As at April 30, 2020，the flow through premium liability is nil (2019: $4,867).

e) Warrants and compensation options

The following is a summary of transactions for the years ended April 30, 2020 and 2019.

Year ended	April 30, 2020		April 30, 2019
	Number of	Weighted	Number	Weighted
	warrants	average	of	average
		exercise	warrants	exercise
		price		price
		$		$
Outstanding, beginning of the year	355,833	0.15	-	-
Issued	14,702,029	0.26	355,833	0.15
Exercised	(4,017,245)	(0.24)	-	-
Outstanding, end of the year	11,040,617	0.20	355,833	0.15

The following warrants and compensation options were outstanding and exercisable April 30, 2020:

		Number of warrants and
	Exercise	compensation options
Expiry date	price	outstanding and exercisable
September 19, 2020	$0.15	23,892
June 6, 2021	$0.25	10,128,525
November 28, 2021	$0.40	543,510
December 5, 2021	$0.40	256,490
December 18, 2021	$0.40	12,000
December 20, 2021	$0.40	76,200
		11,040,617

VIZSLA RESOURCES CORP. (formerly Vizsla Capital Corp.) Notes to Consolidated Financial Statements For the Years Ended April 30, 2020 and 2019 Expressed in Canadian dollars

8. Share Capital (cont'd…)

The fair value of the warrants granted was calculated as of the grant date using the Black- Scholes option pricing model with the following assumptions:

	2020	2019
Risk Free Interest Rate	1.38%-1.70%	2.17%
Expected Dividend Yield	-	-
Expected Volatility	99%-105%	100%
Expected Term in Years	2 years	2 years

During the year ended April 30, 2020, the Company recorded a range of $0.05 to $0.32 per warrant with a cumulative total fair value of $268,794 against reserves (2019: $28,337).

f) Options

The Company has adopted a Stock Option Plan (the "Plan") pursuant to which options may be granted to directors, officers and consultants of the Company. Under the terms of the Plan, the Company can issue a maximum of 10% of the issued and outstanding common shares at the time of the grant, a maximum term of 10 years and the exercise price of each option is determined by the directors, but may not be less than the closing market price of the Common Shares on the day preceding the date of granting of the option less any available discount, in accordance with TSXV Policies. No option may be granted for a term longer than ten years. Options granted under the Plan including vesting and the term, are determined by, and at the discretion of, the Board of Directors. The continuity of stock options for the years ended April 30, 2020 and 2019 is as follows:

Years ended	April 30, 2020		April 30, 2019
Options outstanding and	Number of	Weighted average	Number of	Weighted average
exercisable	options	exercise price	options	exercise price
		$		$
Beginning of the year	2,010,000	0.15	-	-
Issued	3,613,000	0.47	2,010,000	0.15
Cancelled	(30,000)	(0.15)	-	-
Exercised	(250,000)	(0.41)	-	-
End of the year	5,343,000	0.35	2,010,000	0.15

The following options were outstanding and exercisable as April 30, 2020:

	Exercise	Number of Options
Expiry date	price	outstanding and exercisable
June 13, 2024	$0.17	1,318,000
December 24, 2024	$0.56	460,000
December 30, 2024	$0.69	1,480,000
January 7, 2025	$0.72	105,000
February 27, 2029	$0.15	1,980,000
		5,343,000

VIZSLA RESOURCES CORP. (formerly Vizsla Capital Corp.) Notes to Consolidated Financial Statements For the Years Ended April 30, 2020 and 2019 Expressed in Canadian dollars

 8. Share Capital (cont'd…)

The fair value of the options granted was calculated using the Black-Scholes option pricing model with the following assumptions:

	2020	2019
Risk Free Interest Rate	1.47%-1.66%	1.91%
Expected Dividend Yield	-	-
Expected Volatility	126%-128%	131%
Expected Term in Years	5 years	5 years

The Company recorded total fair value of $1,444,377 as share based compensation for the year ended April 30, 2020 (2019: $260,130) and the weighted average remaining life in years for the options is 6.08 years (2019: 9.84 years).

9. Related Party Transactions and Balances

During the years ended April 30, 2020 and 2019, the Company has the following related party transactions:

(a) The Company has paid $522,667 (2019: $86,591) to the Company's officers and directors as compensation.

(b) The Company has paid $135,657 (2019: $7,381) to a company with common directors for rent expenses.

(c) The Company has granted 1,761,000 (2019: 2,010,000) stock options in total to directors, officers and consultants of the Company.

As at April 30, 2020, the balance of due to related parties is $25,253. (2019: Due from related parties:

$5,000, Due to related parties: $5,500)

These transactions are in the normal course of operations and have been valued in these consolidated financial statements at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

10. Non-cash Investing and Financing Activities

	2020	2019
Shares issued for Northbase acquisitions (Note 7a)	$-	$1,395,000
Shares issued for Kathleen Mountain Property (Note 7c)	-	30,000
Shares issued for Canam Alpine Ventures Ltd. (Note 7b)	1,896,987	-
Share issuance cost - finders warrants (Note 8e)	268,794	-

VIZSLA RESOURCES CORP. (formerly Vizsla Capital Corp.) Notes to Consolidated Financial Statements For the Years Ended April 30, 2020 and 2019 Expressed in Canadian dollars

11. Financial Instruments

Fair value of financial instruments

The Company applied the following fair value hierarchy which prioritizes the inputs used in the valuation methodologies in measuring fair value into three levels:

The three levels are defined as follows:

• Level 1 - inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

• Level 2 - inputs to valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

• Level 3 - inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The Company's financial instruments are cash, due from related parties, loan receivable, due to related parties and accounts payable and accrued liabilities. All these financial instruments are carried on the consolidated statements of financial position at amortized cost. The fair values of these financial instruments approximate their carrying value due to their short-term nature.

The Company's financial instruments are exposed to certain financial risks, including liquidity risk, credit risk and interest rate risk.

Liquidity risk

Liquidity risk is the risk that the Company will not meet its financial obligations as they become due. Refer to Note 1 for further details related to the ability of the Company to continue as a going concern.

The Company's approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at April 30, 2030, the Company had a cash balance of $2,583,910 to settle accounts payable and accrued liabilities and due to related parties of $142,915. All of the Company's financial liabilities have contractual maturities of less than 30 days and are subject to normal trade terms.

Historically, the Company's sole source of funding has been the issuance of equity securities for cash, primarily through private placements. The Company's access to financing is always uncertain. There can be no assurance of continued access to significant equity funding.

Credit risk

Credit risk is the risk that a counterparty to a financial instrument will fail to discharge an obligation or commitment that it has entered into with the Company. The Company is exposed to credit-related losses in the event of non-performance by the counterparties. The carrying amounts of financial assets best represent the maximum credit risk exposure at the reporting date. Cash is held with reputable banks in Canada. The long-term credit rating of these banks, as determined by Standard and Poor's, was A+.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of financial instruments will fluctuate because of changes in market interest rates. An immaterial amount of interest rate exposure exists in respect of cash balances on the statement of financial position. As a result, the Company is not exposed to material cash flow interest rate risk on its cash balances.

VIZSLA RESOURCES CORP. (formerly Vizsla Capital Corp.) Notes to Consolidated Financial Statements For the Years Ended April 30, 2020 and 2019 Expressed in Canadian dollars

11. Financial Instruments (cont'd…)

Foreign exchange risk

Foreign currency risk is the risk that a variation in exchange rates between the Canadian dollar, United States dollar, and Mexican Peso will affect the Company's operations and financial results. The Company and its subsidiaries do not hold significant monetary assets or liabilities in currencies other than their functional currency and as a result, the Company is not exposed to significant currency risk.

12. Capital Management

The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to support the acquisition, exploration and development of mineral properties. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company's management to sustain future development of the business.

The Blueberry property claims and the Panuco-Copala property in which the Company currently has an interest are in the exploration stage, as such the Company has historically relied on the equity markets to fund its activities. In order to carry out the planned exploration and pay for administrative costs, the Company will spend its existing working capital and raise additional amounts as needed. The Company will continue to assess new properties and seek to acquire an interest in additional properties if it feels there is sufficient geologic or economic potential and if it has adequate financial resources to do so.

The capital structure of the Company consists of shareholder's equity, comprising issued capital and deficit. The Company is not exposed to any externally imposed requirements. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

13. Income Taxes

The following table reconciles the expected income taxes expense (recovery) at the Canadian statutory income tax rates to the amounts recognized in the consolidated statements of loss and comprehensive loss for the years ended April 30, 2020 and 2019:

	2020	2019
	$	$
Net loss before tax	(4,211,897)	(939,797)
Statutory tax rate	27.00%	27.00%
Expected income tax (recovery)	(1,137,212)	(253,745)
Change in deferred tax assets not recognized	807,855	178,702
Tax effect of flow through shares	-	29,435
Share issuance costs	(209,226)	-
Foreign exchange	93,183	-
Change in estimate	49,277	(5,392)
Non-deductible items and other	391,256	935
Total income tax expense (recovery)	(4,867)	(50,065)

VIZSLA RESOURCES CORP. (formerly Vizsla Capital Corp.) Notes to Consolidated Financial Statements For the Years Ended April 30, 2020 and 2019 Expressed in Canadian dollars

13. Income Taxes (cont'd…)

	2020	2019
	$	$
Current income tax expense (recovery)	-	-
Deferred tax expense (recovery)	(4,867)	(50,065)

Total income tax expense (recovery)	(4,867)	(50,065)

The deferred taxes assets and liabilities reflect the tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and their tax values. The recognized deferred tax liability as at April 30, 2020 and 2019 are comprised of the following:

	2020	2019
	$	$
Non-capital loss carryforwards	24,843	-
Property, plant and equipment	1,063	-
Exploration and evaluation assets	(25,906)	-
Total deferred tax liability	-	-

The unrecognized deductible temporary differences as at April 30, 2020 and 2019 are comprised of the following:

	2020	2019
	$	$
Non-capital loss carryforwards	3,077,662	639,982
Exploration and evaluation assets	45,534	65,001
Property, plant and equipment	1,657	-
Financing costs	773,265	201,079
Total unrecognized deductible temporary differences	3,898,117	906,062

The Company has not recognized a deferred tax asset in respect of non-capital loss carryforwards of approximately $3,077,662 (2019: $639,982) to apply against future income for Canadian income tax purposes, subject to the final determination by taxation authorities, expiring in the following years:

Expiry
$
2036	39,509
2037	93,876
2038	38,093
2039	285,997
2040	2,620,187
Total	3,077,662

VIZSLA RESOURCES CORP. (formerly Vizsla Capital Corp.) Notes to Consolidated Financial Statements For the Years Ended April 30, 2020 and 2019 Expressed in Canadian dollars

14. Segment Information

The Company has one operating segment, being principally mineral exploration.

Geographic Information

The Company's non-current assets, excluding non-current deposits, by location of assets are as follows:

	April 30, 2020	April 30, 2019
	$	$
Canada	5,425,174	1,359,676
Mexico	1,261,310	-
	6,686,484	1,359,676

15. Commitment

Please refer to the commitments in the option agreements with Panuco and Copala in note 7b.

16. Subsequent Events

On May 6, 2020, the Company renegotiated the terms of the Rio Panuco option agreement. Under the terms of the revised agreement, the option will be extended by one year. The updated option payment schedule as follows:

	Panuco
	Work	Payment
	Commitment	(USD)
Milestone	(USD)
On signing	$-	$450,000
12 month anniversary of signing	1,000,000	-
On November 2, 2020	-	280,000
24 month anniversary of signing	1,000,000	750,000
36 month anniversary of signing	-	2,600,000
48 month anniversary of signing	-	4,000,000
60 month anniversary of signing	-	5,000,000
72 month anniversary of signing	-	5,000,000
84 month anniversary of signing	-	5,000,000
Total	$2,000,000	$23,080,000

On June 18, 2020, the Company closed a prospectus offering whereby it issued 10,752,500 common shares of the Company at a price of $0.43 per common share for gross proceeds of $4,623,575. In connection with the prospectus offering, the Company paid finders fees of $277,415 and issued 645,150 finders warrants entitling the holder to purchase an additional common share of the Company at $0.43 per share for a period of two years.

VIZSLA RESOURCES CORP. (formerly Vizsla Capital Corp.) Notes to Consolidated Financial Statements For the Years Ended April 30, 2020 and 2019 Expressed in Canadian dollars

16. Subsequent Events (cont'd…)

On June 29, 2020, the Company granted 1,540,000 stock options with an exercise price of $0.79 and an expiration date of June 29, 2025. One-quarter of the options vest will vest on each of June 29, 2020, December 29, 2020, June 29, 2021 and December 29, 2021.

On June 29, 2020, the Company granted 30,000 stock options with an exercise price of $0.79 and an expiration date of June 29, 2025. One-sixth of the options vest will vest on each of June 29, 2020, December 29, 2020, June 29, 2021, December 29, 2021, June 29, 2022, December 29, 2022.

On July 30, 2020, the Company closed a brokered private placement whereby it issued 16,043,000 units of the Company at a price of $1.87 per unit for gross proceeds of $30,000,410. Each unit consist of one common share and one warrant exercisable at $2.40 and expiring July 30, 2022. In connection with the financing, the Company paid finders fees of $1,813,465 and issued 962,580 finders warrants entitling the holder to purchase an additional common share of the Company at $1.87 per share for a period of two years.

On July 30, 2020, the Company closed a non-brokered private placement whereby it issued 240,000 units of the Company at a price of $1.87 per unit for gross proceeds of $448,800. Each unit consist of one common share and one warrant exercisable at $2.40 and expiring July 30, 2022. In connection with the financing, the Company paid finders fees of $13,464.

On August 6, 2020, the Company granted 1,770,000 stock options with an exercise price of $2.15 and an expiration date of August 6, 2025. The options will immediately vest.

Subsequent to April 30, 2020, 3,276,964 warrants were exercised for total proceeds of $920,407.

Subsequent to April 30, 2020, 100,000 stock options were exercised for total proceeds of $36,500.